April 30, 2007                                                                                                                                  TSX: QC
AMEX/AIM: QCC

QUEST CAPITAL ANNUAL AND SPECIAL GENERAL MEETING TODAY

TORONTO, April 30, 2007 - Quest Capital Corp. ('Quest' or the 'Company'), announces its Annual and Special General Meeting of Shareholders will be held today, Monday, April 30, 2007 at 4:30 p.m. EDT.

DATE:	Monday, April 30, 2007
TIME:	4:30 p.m., Eastern Daylight Time
LOCATION:	The National Club Howland Room 303 Bay St. Toronto ON, CANADA M5H 2R1
WEBCAST:
Quest’s Annual and Special General Meeting will be webcast in real time. The webcast can be viewed online starting at 4:30 p.m. at www.questcapcorp.com, and will be archived for 12 months. Please connect to this website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast.

About Quest
Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

Contact: A. Murray Sinclair (Managing Director) or Ken Gordon (Chief Operating Officer)

Tel:           (604) 68-QUEST
                      (604) 687-8378
Toll free:      (800) 318-3094

For more information about Quest, please visit our website (www.questcapcorp.com).

Forward Looking Statements
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.